Exhibit 4

CONSULTANT AGREEMENT ADDENDUM

Further to a Consultant Agreement dated January 15, 2004, this Addendum is made between Jay Wigdale 205 East Wisconsin Avenue, Suite 220, Milwaukee, WI 53202 (“Consultant”) and Diversinet Corp. (“Diversinet”) located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario, M2J 5C2 to set out the terms and conditions under which Consultant will provide the services to Diversinet as described below.

Section 4 shall be replaced in its entirety with the following:

1

PAYMENT

1.1

Prior approved out of pocket expenses plus applicable taxes will be reimbursed to Consultant by Diversinet based on an invoice and original receipts submitted by Consultant.

1.2

Consultant shall be entitled to commissions (the “Commissions”) from the sale of Products and/or Consulting to third-party end-user customers, net of any and all third party costs, applicable municipal, state or federal taxes, or sublicense fee paid to a third party in accordance with this Agreement, equal to ten percent (10%) of the Product sales generated by Consultant during this Agreement and five percent (5%) of the Consulting sales generated by Consultant during this Agreement.  Consultant agrees not to discount the sales price to third-party end-user customers from the then-current list prices of the Products and Consulting without the prior written consent of Diversinet.  Consultant will be paid within thirty (30) days of the consummation of agreement and payment by third party end-user.   Consultant shall be entitled to 300,000 common shares and 300,000 share purchase warrants, exercisable at $0.40 expiring on December 19, 2007.  The share purchase warrants shall be in such form consistent with prior grants ..  Furthermore, Diversinet shall reprice 350,000 existing share purchase warrants from $2.05 to $0.60, all other terms of the warrants certificate shall remain the same.

1.3

Consultant will be liable for the payment of all income taxes upon the receipt of any funds from Diversinet.

Exhibit A shall be replaced in its entirety with the attached Exhibit A.

This Addendum contains the complete changes to the Consulting Agreement of the parties hereto, with respect to the subject matter hereof.  The waiver by either party of the breach of any provision of this Addendum shall not operate or be construed as a waiver of any subsequent breach by either party.  This Addendum may be altered, amended or modified only in writing signed by both of the parties hereto.  This Addendum shall be binding on and inure to the benefit of each party and such party’s respective heirs, legal representatives, successors and permitted assigns.  This Addendum will be governed by and construed in accordance with the laws of the State of Wisconsin.

EXECUTED at Toronto, Ontario, as at the 20th day of December 2004 (“Effective Date”).

DIVERSINET CORP.

JAY WIGDALE

Per:  /s/ David Hackett

/s/ Jay Wigdale

David Hackett

Jay Wigdale

CFO

MW901653_1.DOC